09057593

UNITED ST....
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

640 Fifth Avenue, 19th Floor
(No and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanne Vicari **(212) 380-2650**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name*)

1475 Franklin Ave, Garden City, NY			**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of *information contained in this form are not required to respond* unless the form displays a currently valid OMB control number.

TA 3/5

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Centerview Partners LLC, as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeanne Vicari
Vice President & Controller

Subscribed and sworn to before me
this 20th day of February, 2009

Notary Public

LAURA FOWLER
Notary Public - State of New York
No. 01FO6180283
Qualified in New York County
My Commission Expires January 7, 2012

CENTERVIEW PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

Frankel & Starr
Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (212) 683-5100
Phone: (516) 874-8800
Fax: (212) 683-5121

New York City Office:
One Penn Plaza - 36th Floor
New York, NY 10119

INDEPENDENT AUDITOR'S REPORT
(Confidential)

To the Board of Directors and
Member of Centerview Partners LLC

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the Company) as of December 31, 2008 and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centerview Partners LLC as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frankel & Starr, Certified Public Accountants, LLP

Frankel & Starr, Certified Public Accountants, LLP
Garden City, New York
February 20, 2009

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(Dollars in 000's)
(Confidential)

ASSETS

Cash	$ 6,651
Accounts receivable	2
Due from member	1,310
Other assets	141
Total assets	$ 8,104

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued liabilities	$ 76
Total liabilities	76
Commitments and contingencies	
Member's capital	8,028
Total liabilities and member's capital	$ 8,104

CENTERVIEW PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is wholly owned by Centerview Partners Holdings LLC (the "Parent" or "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company provides investment banking and strategic advisory services to a select client base.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded at the amount the Company expects to collect at year-end. An allowance for expected losses was deemed to be zero at December 31, 2008.

NOTE 3 – CONCENTRATION OF RISK

Cash

During the year ended December 31, 2008, bank account balances exceeded the Federal Deposit Insurance Corporate ("FDIC") limit of $250,000. At December 31, 2008, the bank balances exceeded the insured FDIC limit by approximately $401,000.

Accounts Receivable

The accounts receivable balance as of December 31, 2008 was $2,000.

NOTE 4 – DUE FROM MEMBER / RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are due on demand, incur interest each month on the average monthly balance at the Applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from member.

The Company is party to an Expense Sharing Agreement with its Parent. Under terms of this agreement, the Parent pays all rent and other charges related to the premises, owns all fixed assets located at the premises and records all depreciation and amortization.

As of December 31, 2008, the Company has a balance due from the Parent of approximately $1,310,000.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of approximately $6,574,000 which exceeded the requirement of $5,000 by $6,569,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was approximately 0.01:1.